                                                            Page 1 of 18 Pages

------------------------------------------------------------------------------
------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Allied Digital Technologies Corp.
                                (Name of Issuer)

                                  Common Stock
                                 $.01 par value
                         (Title of Class of Securities)

                                   -----------

                                    01912P109
                                 (CUSIP Number)

                            Analog Acquisition Corp.
                        (Name of Person Filing Statement)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212- 309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 1998
             (Date of Event which Requires Filing of this Statement)

                                   -----------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: / /

------------------------------------------------------------------------------
------------------------------------------------------------------------------

CUSIP No.  01912P109               13D            Page   2   of   18    Pages
                                                       -----    -------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Analog Acquisition Corp.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) | |
                                                                        (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DE

               7    SOLE VOTING POWER
   NUMBER OF                  0
    SHARES
 BENEFICIALLY  8     SHARED VOTING POWER
   OWNED BY                  8,233,641
     EACH
   REPORTING   9     SOLE DISPOSITIVE POWER
  PERSON WITH                 0

               10    SHARED DISPOSITIVE POWER
                            8,233,641

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,233,641

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                |_|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          60.44%

    14     TYPE OF REPORTING PERSON*

                   CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  01912P109               13D            Page   3   of  18   Pages
                                                       -----    -----



    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   399 Venture Partners, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|

                                                                      (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                            |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DE

                    7    SOLE VOTING POWER
     NUMBER OF                    1,100,110
      SHARES
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                     2,744,547
       EACH
     REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON WITH                   1,100,110

                   10   SHARED DISPOSITIVE POWER
                                2,744,547

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,844,657

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                           |_|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  28.22%

    14     TYPE OF REPORTING PERSON*

                   CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  01912P109               13D            Page   4   of  18   Pages
                                                       -----    -----

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Citibank, N.A.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                            |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                           US

                 7    SOLE VOTING POWER
     NUMBER OF                     1,100,110
      SHARES
   BENEFICIALLY  8     SHARED VOTING POWER
     OWNED BY                      2,744,547
       EACH
     REPORTING   9     SOLE DISPOSITIVE POWER
    PERSON WITH                    1,100,110

                 10    SHARED DISPOSITIVE POWER
                                   2,744,547


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,844,657

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                            |_|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            28.22%

    14     TYPE OF REPORTING PERSON*

                      BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  01912P109               13D            Page   5   of   18   Pages
                                                       -----    ------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Citicorp

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                           |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DE

                  7    SOLE VOTING POWER
     NUMBER OF                      1,100,110
      SHARES
   BENEFICIALLY   8     SHARED VOTING POWER
     OWNED BY                       2,744,547
       EACH
     REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON WITH                     1,100,110

                  10    SHARED DISPOSITIVE POWER
                                    2,744,547

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,844,657

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             |_|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      28.22%

    14     TYPE OF REPORTING PERSON*

                   HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  01912P109               13D            Page   6   of  18   Pages
                                                       -----    -----


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   John K. Mangini

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   US

                    7    SOLE VOTING POWER
     NUMBER OF                     0
      SHARES
   BENEFICIALLY     8     SHARED VOTING POWER
     OWNED BY                   5,489,094
       EACH
     REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON WITH                    0

                    10    SHARED DISPOSITIVE POWER
                                5,489,094

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,489,094

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                            |_|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     40.29%

    14     TYPE OF REPORTING PERSON*

                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        ITEM 1.       SECURITY AND ISSUER.

        The class of equity securities to which this statement relates is the common stock (the "Common Stock"), $0.01 par value per share (each, a "Share"), of Allied Digital Technologies Corp., a Delaware corporation ("ADT"). The principal executive offices of Allied Digital Technologies Corp. are located at 140 Fell Street, Hauppauge, New York 11788.

        ITEM 2.       IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed on behalf of Analog Acquisition Corp. ("AAC"), a Delaware corporation, 399 Venture Partners, Inc., a Delaware corporation ("399"), Citibank, N.A., a national banking association ("Citibank"), Citicorp, a Delaware corporation ("Citicorp"), and John K. Mangini.

        AAC, a Delaware corporation, is a transitory merger subsidiary which was formed for purposes of the transaction described in Item 4 below.

        399, a Delaware corporation, is a venture capital firm that makes long-term investments. 399 is a wholly-owned subsidiary of Citibank.

        Citibank, a wholly-owned subsidiary of Citicorp, is a national banking association which conducts a general banking business. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp. Citibank owns 100% of the outstanding stock of 399.

        Citicorp is a U.S. bank holding company and is the sole shareholder of Citibank, N.A., its major subsidiary. Citicorp, with its subsidiaries and affiliates, is a global financial services organization.

        The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of AAC, 399, Citibank and Citicorp are set forth on Schedules A ,B C and D, attached hereto. John K. Mangini's business address is c/o Allied Digital Technologies Corp., 140 Fell Street, Hauppauge, New York 11788. He is principally employed by ADT as its Chief Operating Officer.

        During the past five (5) years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B, C or D attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

        ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        399 has delivered to AAC an equity commitment letter dated as of April 21, 1998 (the "Equity Commitment Letter," a copy of which is attached hereto and made a part hereof as Exhibit 2), to have available in cash $13.12445 million. In addition, J.P. Morgan Securities, Inc. has issued a highly confident letter (the "Highly Confident Letter," a copy of which is attached hereto and made a part hereof as Exhibit 3) setting forth that it is highly confident that up to $100 million of debt securities of ADT can be sold as publicly registered securities, or pursuant to Rule 144A under the Securities Act of 1933, as amended, under current, capital market conditions.

        ITEM 4.       PURPOSE OF TRANSACTION.

        On May 5, 1998, ADT and AAC entered into the Agreement and Plan of Merger (the "Merger Agreement," a copy of which is attached hereto and made a part hereof as Exhibit 4). The Merger Agreement provides, among other things, for the merger of AAC with and into ADT (the "Merger"), with ADT as the surviving corporation (the "Surviving Corporation"). Upon the issuance of capital stock of AAC, it is contemplated that John K. Mangini shall own 66 2/3% of the voting securities of AAC and 399 shall own 33 1/3% of the voting securities of AAC.

        Under the terms of the Merger Agreement, which is subject to majority shareholder approval, each Share (or fraction thereof) issued and outstanding immediately prior to the Effective Time (as defined below) (other than any Shares to be canceled (as described below), any Shares to remain outstanding (as described below) and any Dissenting Shares (as defined in the Merger Agreement), shall be canceled and shall be converted automatically into the right to receive an amount equal to $5.00 in cash payable, without interest, to the holder of such Share, upon surrender of the Certificate that formerly evidenced such Share. 75,000 of the Shares held by and registered in the names of certain ADT Stockholders immediately prior to the Effective Time who are members of management of the Company shall not be canceled but shall remain outstanding and become shares of Class A common stock, $.01 par value per share, of the Surviving Corporation ("Class A Common Stock"). In addition, all of (a) the issued and outstanding shares of common stock, par value $.01 per share, of AAC,
(b) the issued and outstanding shares of preferred stock, par value $.01 per share, of AAC, and (c) 1,100,110 Shares of ADT Common Stock held by and registered in the name of 399, shall be converted into 74,000 shares of Class A common stock, 351,000 shares of Class B common stock, $.01 par value per share, of the Surviving Corporation and 165,000 shares of Series A Preferred Stock, par value $.01 per share, of the Surviving Corporation. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of ADT and AAC, all as provided under Delaware Law. The Merger is subject to customary conditions, including the approval and adoption of the Merger Agreement by the affirmative vote of a majority of the stockholders of ADT.

        In connection with the Merger, each of George Fishman, William H. Smith and various parties related to and affiliated trusts of William H. Smith and Donald L. Olesen (and various parties related to Donald L. Olesen) (each, a "Significant Stockholder") has entered into the Stockholder Voting Agreement with AAC dated as of May 5, 1998 (copies of which are attached hereto and made a part hereof as Exhibits 5 through 7 representing in the aggregate 8,233,641 Shares, which together with the

1,100,110 Shares currently owned by 399 represents approximately 68.51% of the Shares issued and outstanding.

        During the period (the "Agreement Period") beginning on May 5, 1998 and ending on the Termination Date (as defined in the Merger Agreement), each of the Significant Stockholders has agreed not to directly or indirectly (i) except pursuant to the terms of the Merger Agreement or the Stockholder Voting Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with ADT or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Significant Stockholder's Shares or any interest therein, including any trust income or principal, except in each case to a permitted transferee (a "Permitted Transferee"), who is or agrees to become bound by the Stockholder Voting Agreement; (ii) except as contemplated by the Stockholder Voting Agreement, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Significant Stockholder contained in the Stockholder Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Significant Stockholder from performing such Stockholder's obligations under the Stockholder Voting Agreement.

        Each Significant Stockholder has waived any rights of appraisal or rights to dissent from the Merger that such Significant Stockholder may have. The Stockholders have represented that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

        Each Significant Stockholder has agreed that, until the Termination Date, such Significant Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially by such Significant Stockholder (i) in favor of the Merger, the execution and delivery by ADT of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholder Voting Agreement and any actions required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ADT under the Merger Agreement or the Stockholder Voting Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing by AAC in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving ADT or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of ADT or its Subsidiaries or a reorganization, recapitalization, dissolution or liquidation of ADT or its Subsidiaries; (C) any change in the majority of the board of directors of ADT;
(D) any material change in the present capitalization of ADT or any amendment of ADT's Certificate of Incorporation or By-Laws; (E) any other material change in ADT's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholder Voting Agreement.

        Each Significant Stockholder has appointed AAC and any designee of AAC, each of them individually, such Stockholder's irrevocable (until the Termination
Date) proxy and attorney-in-fact (with full power of substitution) to vote such Stockholder's Shares as described above. The proxy is irrevocable (until the Termination Date) and coupled with an interest. Each Significant Stockholder has agreed to take such further action and execute such other instruments as may be necessary to effectuate the intent of the proxy and has revoked any proxy previously granted by such Significant Stockholder with respect to such Stockholder's Shares.

        The Stockholder Voting Agreement will terminate upon the expiration of the Agreement Period.

        Subject to the terms and provisions of the Merger Agreement, in connection with the Merger, each of Charles A. Mantione, John K. Mangini, John
J. Mangini, Emily M. Hill, Steven Granat, Edward Simek, David R. Conrad, Brian Wilson and Donald L. Olesen (and various parties related to Donald L. Olesen) (the "Rollover Stockholders") has entered into a Rollover Agreement with AAC dated as of May 5, 1998 (copies of which are attached hereto and made a part hereof as Exhibits 7 through 15) whereby they have agreed to elect to retain an aggregate of 75,000 shares of Surviving Corporation Common Stock upon conversion of, and with respect to, 75,000 shares owned by the Rollover Stockholders immediately prior to the Effective Time (the "Rollover Shares") unless otherwise agreed with AAC.

        Unless the Shares held by any trust which are presently subject to the terms of the Rollover Agreement are transferred to one or more Rollover Stockholders (and remain subject in all respects to the terms of the Rollover Agreement) or other Permitted Transferees who upon receipt of such Shares become signatories to the Rollover Agreement, the Rollover Stockholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the Termination Date.

        Each Rollover Stockholder has waived any rights of appraisal or rights to dissent from the Merger that such Stockholder may have. The Rollover Stockholders have represented that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

        ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

        The information set forth in Items 7-13 of each of the cover sheets filed herewith is incorporated by reference in response to this Item.

        399 currently owns 1,100,110 shares of ADT Common Stock.

        Pursuant to the Stockholder Voting Agreements, each of AAC, 399, Citibank, Citicorp and John K. Mangini has acquired the right to vote in favor of the adoption and approval of the Merger Agreement. For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, AAC may be deemed to beneficially own 8,233,641 Shares, representing approximately 60.44% of the outstanding shares of ADT; each of 399, Citibank and Citicorp may be deemed to beneficially own 3,844,657 Shares, representing approximately 28.22% of the outstanding shares of ADT; and John K. Mangini may be deemed to beneficially own 5,489,094 Shares, representing approximately 40.29% of the outstanding Shares of ADT.

        See also response to Item 4.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See response to Item 4.

        Copies of the Equity Commitment Letter, the Highly Confident Letter, the Merger Agreement, each of the three Stockholder Voting Agreements, including the Stockholder Voting and Rollover Agreement executed by Donald L. Olesen and related parties, and each of the eight Rollover Agreements are attached hereto as Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, and 15, respectively, and are incorporated herein by reference.

        Except as stated above, to the best knowledge of the Reporting Persons, there are no existing contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of ADT, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1: Joint Filing Agreement among the Reporting Persons.

        Exhibit 2: Equity Commitment Letter, dated April 21, 1998, issued by 399 Venture Partners, Inc. to Analog Acquisition Corp.

        Exhibit 3: Highly Confident Letter, dated March 31, 1998, issued by J.P. Morgan Securities, Inc. to Citicorp Venture Capital, Ltd.

        Exhibit 4: Agreement and Plan of Merger, dated as of May 5, 1998, by and between Analog Acquisition Corp. and Allied Digital Technologies Corp.

        Exhibit 5: Stockholder Voting Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and George Fishman.

        Exhibit 6: Stockholder Voting Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and William H. Smith and various parties related to and affiliated trusts of William H. Smith.

        Exhibit 7: Stockholder Voting and Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and Donald L. Olesen and various parties related to Donald L. Olesen.

        Exhibit 8: Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and Charles A. Mantione.

        Exhibit 9: Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and John K. Mangini.

        Exhibit 10: Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and John J. Mangini.

        Exhibit 11: Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and Emily M. Hill.

        Exhibit 12: Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and Steven Granat.

        Exhibit 13: Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and Edward Simek.

        Exhibit 14: Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and David R. Conrad.

        Exhibit 15: Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and Brian Wilson.

                                 SIGNATURE PAGE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 1998

                                    ANALOG ACQUISITION CORP.

                                    By: /s/ Ian D. Highet
                                        ---------------------
                                        Name: Ian D. Highet
                                        Title: Vice President

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 1998

                                    399 VENTURE PARTNERS, INC.

                                    By: /s/ Michael Delaney
                                        ---------------------
                                        Name: Michael Delaney
                                        Title: Vice President

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 1998

                                    CITIBANK, N.A.

                                    By: /s/ Byron Knief
                                        -----------------------
                                        Name: Byron Knief
                                        Title: Vice President

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 1998

                                    CITICORP

                                    By: /s/ George E. Seegers
                                        -----------------------
                                        Name: George E. Seegers
                                        Title: Vice President &
                                               Assistant Secretary

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 1998

                                    /s/ John K. Mangini
                                    ----------------------------
                                    John K. Mangini

                                                                      Schedule A

                        Executive Officers and Directors
                                       of
                            Analog Acquisition Corp.

        The names of the Directors and the names and titles of the Executive Officers of Analog Acquisition Corp. ("AAC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of AAC, c/o 399 Venture Partners, Inc., 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to 399 and each individual is a United States citizen.


Name, Business Address                          Present Principal Occupation
-------------------------------                 -------------------------------
John K. Mangini*                                President

Emily M. Hill*                                  Vice President, Secretary and
                                                  Treasurer

Ian Highet*                                     Vice President




  ------------------
*  Also a Director

                                                                      Schedule B

                        Executive Officers and Directors
                                       of
                           399 Venture Partners, Inc.

        The names of the Directors and the names and titles of the Executive Officers of 399 Venture Partners, Inc. ("399") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of 399 at 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to 399 and each individual is a United States citizen.


Name, Business Address                          Present Principal Occupation

-------------------------------                 -------------------------------
William T. Comfort*                             Chairman
David F. Thomas                                 President
Richard M. Cashin, Jr.                          Vice President
Charles E. Corpening                            Vice President
Michael A. Delaney                              Vice President
Ian D. Highet                                   Vice President
David Y. Howe                                   Vice President
Byron L. Knief                                  Vice President
Richard E. Mayberry                             Vice President
Thomas F. McWilliams                            Vice President
M. Saleem Muqaddam                              Vice President
Paul C. Schorr                                  Vice President
Joseph M. Silvestri                             Vice President
James A. Urry                                   Vice President
John D. Weber                                   Vice President
Thomas H. Sanders                               Vice President
Lauren M. Connelly                              Vice President & Secretary
Helene B. Shavin                                Vice President & Asst. Secretary
Ann Goodbody                                    Director
Thomas E. Jones                                 Director; Executive Vice
                                                  President of Citicorp
Frederick Roesch                                Director


  ------------------
*  Also a Director

                                                                      Schedule C

                        Executive Officers and Directors
                                       of
                                 Citibank, N.A.

        The names of the Directors and the names and titles of the Executive Officers of Citibank, N.A. ("Citibank") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Citibank at 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Citibank and each individual is a United States citizen.


Name, Business Address                          Present Principal Occupation

-------------------------------                 -------------------------------
John S. Reed                                    Chairman; Chairman of Citicorp
Paul J. Collins                                 Vice Chairman; Vice Chairman of
                                                  Citicorp
Franklin A. Thomas                              Director; Director of Citicorp
John M. Deutch                                  Director; Director of Citicorp
Frank A. Shrontz                                Director; Director of Citicorp
Reuben Mark                                     Director; Director of Citicorp
Richard D. Parsons                              Director; Director of Citicorp
William R. Rhodes                               Director; Vice Chairman of
                                                  Citicorp
Rozanne L. Ridgway                              Director; Director of Citicorp
Robert B. Shapiro                               Director; Director of Citicorp
D. Wayne Calloway                               Director; Director of Citicorp


                                                                      Schedule D

                        Executive Officers and Directors
                                       of
                                    Citicorp

        The names of the Directors and the names and titles of the Executive Officers of Citicorp and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Citicorp at 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Citicorp and each individual is a United States citizen.


Name, Business Address                          Present Principal Occupation

-------------------------------                 -------------------------------
John S. Reed*                                   Chairman; Chairman of
                                                  Citibank, N.A.
Paul J. Collins*                                Vice Chairman; Vice Chairman of
                                                  Citibank, N.A.
William R. Rhodes*                              Vice Chairman; Director of
                                                  Citibank, N.A.
H. Onno Ruding*                                 Vice Chairman
Charles E. Long                                 Vice Chairman and Secretary
Thomas E. Jones                                 Executive Vice President
John J. Roche                                   Executive Vice President
Victor J. Menezes                               Corporate Executive Vice
                                                  President
Mary Alice Taylor                               Corporate Executive Vice
                                                  President
Robert A. McCormack                             Corporate Executive Vice
                                                  President
Dionisio R. Martin                              Corporate Executive Vice
                                                  President
William I. Campbell                             Corporate Executive Vice
                                                  President
Edward Horowitz                                 Corporate Executive Vice
                                                  President
Lawrence R. Phillips                            Corporate Executive Vice
                                                  President
Alain J. P. Belda                               Director
Kenneth T. Derr                                 Director
Edgar S. Woolard, Jr.                           Director
D. Wayne Calloway                               Director; Director of
                                                  Citibank, N.A.
Franklin A. Thomas                              Director; Director of
                                                  Citibank, N.A.
Robert B. Shapiro                               Director, Director of
                                                  Citibank, N.A.
John M. Deutch                                  Director; Director of
                                                  Citibank, N.A.
Rozanne L. Ridgway                              Director; Director of
                                                  Citibank, N.A.
Frank A. Shrontz                                Director; Director of
                                                  Citibank, N.A.
Richard D. Parsons                              Director; Director of
                                                  Citibank, N.A.
Reuben Mark                                     Director; Director of
                                                  Citibank, N.A.


  ------------------
*  Also a Director